Exhibit 99.1

Corporación América Airports S.A. Reports December 2025 Passenger Traffic

Total passenger traffic up 8.5% YoY in December, up 9.8% YoY in 2025

International passenger traffic up 12.1% YoY in December; up 11.0% YoY in 2025

All-time annual PAX records in Argentina, Italy, Uruguay and Armenia

Luxembourg, January 20, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today an 8.5% year-on-year (YoY) increase in passenger traffic in December 2025 and a 9.8% YoY increase for full-year 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Dec'25	Dec'24	% Var.	2025	2024	% Var.
Domestic Passengers (thousands)	3,995	3,772	5.9%	44,507	40,996	8.6%
International Passengers (thousands)	2,864	2,554	12.1%	34,147	30,758	11.0%
Transit Passengers (thousands)	700	639	9.6%	8,042	7,227	11.3%
Total Passengers (thousands)[1]	7,560	6,965	8.5%	86,696	78,981	9.8%
Cargo Volume (thousand tons)	37.9	39.5	-4.0%	403.5	398.0	1.4%
Total Aircraft Movements (thousands)	76.8	73.3	4.8%	876.4	823.7	6.4%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic in 2025 was up 10.3%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 8.5% in December compared to the same month in 2024. Domestic passenger traffic rose by 5.9% YoY, largely driven by Argentina and Brazil. Meanwhile, international traffic grew by 12.1%, with all operating countries contributing positively on a YoY basis, including double-digit growth in Argentina, Italy, and Brazil. Notably, Argentina accounted for over 50% of the total YoY traffic growth in December.

In Argentina, total passenger traffic increased by 7.4% YoY in December, marking an all-time annual record in 2025. This result was driven by strong performance across both the international and domestic segments. Domestic traffic grew 4.3% YoY, supported by higher load factors, which exceeded 90% on most key domestic routes. In December, Flybondi began operating the Córdoba–El Calafate, Córdoba–Ushuaia, and Córdoba–Iguazú routes for the summer season. International traffic also remained solid, rising 15.9% YoY, supported by several developments, including China Eastern’s new Buenos Aires–Shanghai route, with two weekly frequencies. Arajet and GOL inaugurated the Córdoba–Punta Cana and Aeroparque–Punta del Este routes, respectively, while Flybondi launched the Córdoba–Rio de Janeiro, Buenos Aires–Salvador de Bahia, and Buenos Aires–Maceió routes for the summer season. Also in December, LATAM resumed its Buenos Aires–Miami route, while ITA Airways increased its frequencies for the summer season.

In Italy, passenger traffic grew by 7.7% compared to the same month in 2024, marking an all-time annual record in 2025. International passenger traffic, which accounted for nearly 80% of total traffic, increased by 12.0% YoY, driven by double-digit growth at both Florence and Pisa airports. Domestic passenger traffic declined by 4.3% YoY, reflecting a decrease in aircraft movements, partly due to Airbus A320 technical issues that led to flight cancellations at some airlines.

In Brazil, total passenger traffic increased by a strong 15.7% YoY, reflecting improved traffic trends despite ongoing challenges in the aviation environment. Domestic traffic, which accounted for almost 60% of total traffic, rose 15.3% YoY, while transit passengers increased 16.2% YoY. International traffic, although representing a small share of total traffic (5%), grew 17.1% YoY. In December, GOL operated additional seasonal frequencies on its Brasília–Miami and Brasília–Orlando routes, among other developments.

In Uruguay, total passenger traffic, predominantly international, increased 1.2% YoY, marking an all-time annual record in 2025. Among other developments, GOL introduced a new route between Montevideo and Fortaleza and resumed its São Paulo–Punta del Este and Buenos Aires–Punta del Este routes for the summer season. Also for the summer season, Aerolíneas Argentinas increased frequencies on its Buenos Aires–Punta del Este route and introduced a new route between Córdoba and Punta del Este. Finally, on the domestic front, Paranair began operating the Montevideo–Rivera route.

In Ecuador, where security concerns persist, passenger traffic decreased slightly by 0.6% YoY. International traffic increased by 1.2% YoY, while domestic traffic declined by 1.2% YoY. High airfares continued to weigh on travel demand.

In Armenia, passenger traffic increased by 10.1% YoY, marking an all-time annual record in 2025. This result was supported by the introduction of new airlines and routes, as well as increased flight frequencies. In October, Wizz Air launched a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and adding eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume decreased by 4.0% YoY, with negative YoY contributions from all countries of operations, except for Uruguay. Performance by country was as follows: Uruguay (+6.7%), Italy (-19.6%), Armenia (-7.7%), Argentina (-5.1%), Ecuador (-2.1%), and Brazil (-0.1%). Argentina, Brazil, and Armenia accounted for 80% of total cargo volume in December.

Aircraft movements increased by 4.8% YoY, with positive contributions from all countries of operation: Brazil (+9.5%), Uruguay (+8.8%), Ecuador (+7.3%), Italy (+6.4%), Argentina (+3.0%), and Armenia (+0.2%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in December.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Dec'25	Dec'24	% Var.	2025	2024	% Var.
Passenger Traffic (thousands)
Argentina	4,392	4,089	7.4%	47,432	42,140	12.6%
Italy	609	565	7.7%	9,799	9,038	8.4%
Brazil (1)	1,526	1,319	15.7%	16,713	15,529	7.6%
Uruguay	202	200	1.2%	2,296	2,241	2.5%
Ecuador	385	387	-0.6%	4,702	4,682	0.4%
Armenia	446	405	10.1%	5,754	5,351	7.5%
TOTAL	7,560	6,965	8.5%	86,696	78,981	9.8%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic for full year 2025 was up 10.3% for CAAP and 10.2% for Brazil.

Cargo Volume (tons)
Argentina	20,156	21,248	-5.1%	214,587	207,535	3.4%
Italy	916	1,140	-19.6%	12,555	13,036	-3.7%
Brazil	5,663	5,667	-0.1%	62,318	65,629	-5.0%
Uruguay	3,231	3,027	6.7%	35,479	32,268	10.0%
Ecuador	3,250	3,320	-2.1%	35,820	37,344	-4.1%
Armenia	4,659	5,050	-7.7%	42,761	42,235	1.2%
TOTAL	37,876	39,451	-4.0%	403,519	398,047	1.4%
Aircraft Movements
Argentina	43,949	42,674	3.0%	481,673	449,699	7.1%
Italy	5,484	5,153	6.4%	88,687	82,227	7.9%
Brazil	13,010	11,876	9.5%	150,778	143,202	5.3%
Uruguay	3,979	3,658	8.8%	34,002	32,536	4.5%
Ecuador	6,991	6,518	7.3%	78,431	76,145	3.0%
Armenia	3,422	3,416	0.2%	42,857	39,862	7.5%
TOTAL	76,835	73,295	4.8%	876,428	823,671	6.4%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email:  patricio.esnaola@caairports.com

Phone: +5411 4899-6716